

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2024

Philip Rodoni
Chief Executive Officer
Rubicon Technologies, Inc.
335 Madison Avenue, 4th Floor
New York, NY 10017

Re: Rubicon Technologies, Inc.
Registration Statement on Form S-3
Filed January 5, 2024
File No. 333-276401

Dear Philip Rodoni:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan at 202-551-6756 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael J. Blankenship